Exhibit 99.1

Fuel Systems Solutions Co-Founder Intends to Vote AGAINST Proposed Merger with Westport

Beneficial Owner of Approximately 8.8% of Outstanding FSS Shares Sends Letter to FSS Board of Directors

Believes Cartesian Agreement Represented a Clear Breach of the Terms of the Merger Agreement

Cartesian Agreement Materially and Irrevocably Changes Future of Westport

CHERASCO, Italy – March 31, 2016 – Pier Antonio Costamagna, a co-founder of Fuel Systems Solutions, Inc. (“FSS”) (NASDAQ: FSYS) today sent a letter to the board of directors of FSS regarding his intention to vote against the proposed merger of Westport Innovations, Inc. (“Westport”) (TSX:WPT / NASDAQ:WPRT) and FSS. Mr. Costamagna has sole voting power over 1,584,589 shares of FSS common stock, representing approximately 8.8% of outstanding shares.

A copy of the letter follows:

Fuel Systems Solutions, Inc.

780 Third Avenue, 25th Floor

New York, New York 10017

Members of the Board:

I write to you out of serious concern for the future of my significant investment in Fuel Systems Solutions, Inc. (“FSS”). As you are aware, I am a co-founder of FSS and have sole voting power over 1,584,589 shares of FSS common stock, representing approximately 8.8% percent of the outstanding shares of FSS common stock as of March 7, 2016, making me one of FSS’ largest stockholders.

I have become increasingly concerned about recent developments involving FSS since the announcement of the merger agreement between FSS and Westport Innovations, Inc. (“Westport”) on September 1, 2016. As a result, I intend to vote AGAINST the proposal to adopt the merger agreement and approve the merger between FSS and Westport at the special meeting.

Most of all, I am concerned by how significantly Westport and this transaction have changed since this deal was first announced. My reasons include:

1.

The $71 million investment in Westport by Cartesian Capital Group (“Cartesian”) for financing of various global growth initiatives (which investment was announced on January 11, 2016) could significantly jeopardize the financial health of the combined company. Westport’s entry into the Cartesian investment agreement fundamentally changed the landscape of the company with which FSS negotiated the merger agreement and represented a clear breach of the terms of the merger agreement. I believe you should have stood firmly by this position and ended the deal when this financing was announced.

2.	The amendment of the merger agreement entered into on March 6, 2016 is not adequate. The amended agreement materially altered the terms and structure of the transaction contemplated by the original merger agreement in a manner that I do not believe is in the best interests of FSS or its stockholders.

With the uncertainty of Cartesian’s ongoing role, it is surprising FSS has decided to press forward with the amendments to the merger agreement. This is particularly perplexing when the Board was also seriously discussing an all cash offer with a still undisclosed third party as of February 1, 2016 but determined to reject it for this amended offer.

My concern over the Cartesian investment agreement is not only on the debt incurred but the rights gained by Cartesian that alter the future of Westport. Specifically, the $71 million investment gives Cartesian:

•	a direct position in the financial success of HPDI, arguably the biggest piece of Westport’s future growth;

•	convertible notes that could eventually dilute stockholders;

•	ownership of certain Westport assets to be completed by May 30, 2016;

•	a stake in future joint ventures to develop products;

•	a position on the board;

•	specific rights over Westport’s business including, consent rights with respect to material acquisitions or material dispositions of any of its subsidiaries. How these rights were altered is not adequately addressed in the announcement of the amended merger agreement.

In my view these are significant provisions that materially and irrevocably change Westport and therefore have significant impacts on my future investment as an FSS stockholder.

Following the disclosure of Westport’s fourth quarter and full year financial results yesterday, I felt compelled to make my view known publicly. I am concerned that I am being asked to take equity in a now highly indebted company that has seen its cash position continue to rapidly deteriorate. Westport’s cash balance decreased 70.4% year over year. Furthermore, the negative change in consolidated adjusted EBITDA quarter to quarter shows me a continued and concerning inability to successfully generate earnings. Put simply, Westport’s fourth quarter and full year financial results announced this week further demonstrate its incredibly significant challenges ahead. The future within Westport is simply too uncertain for me and I cannot get comfortable with accepting equity in this company.

It is this troubling cash position that contributes to my belief that the significant amount of the Cartesian indebtedness that was incurred by Westport could negatively affect the operation of the envisaged combined company. To be specific, I believe that the terms of the Cartesian investment agreement could significantly restrict the combined company going forward by imposing certain negative covenants, including borrowing restrictions. These negative covenants and other restrictions provide significant “control” over the combined company’s operations without any apparent benefit to FSS stockholders.

In light of these alarming events and my concern about the future of FSS following a combination with Westport, I intend to vote AGAINST the proposal to adopt the merger agreement and approve the merger at the special meeting.

Thank you.

Sincerely,

/s/ Pier Antonio Costamagna
Pier Antonio Costamagna

Media Contacts:

Abernathy MacGregor

Pat Tucker or Cia Williams

212.371.5999

pct@abmac.com / cew@abmac.com